December 4, 2013

VIA FAX, OVERNIGHT MAIL AND EDGAR

Kevin Stertzel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	McGrath RentCorp

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 22, 2013

File No. 0-13292

Dear Mr. Stertzel:

On behalf of McGrath RentCorp, a California corporation (the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 7, 2013 (the “Staff Letter”) with respect to the Company’s Form 10-K filed February 22, 2013 (the “Form 10-K”).

For the Staff’s convenience, we have reproduced the comment from the Staff Letter in full below and the comment is followed by the Company’s response. This letter is being sent via facsimile to fax number 703-813-6968 and via overnight courier to your attention and will be filed on EDGAR tagged as correspondence.

FORM 10-K for Fiscal Year Ended December 31, 2012

Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 65

Staff’s Comment:

1.	Please provide us with an analysis of your rental related service revenues and associated cost of services, broken down by category including: delivery, installation, dismantlement and return delivery for every period presented.

Securities and Exchange Commission

December 4, 2013

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Company’s Response:

We have summarized below the components of the modular segment’s rental related services revenues and costs broken down by category. Our systems do not provide the ability without undue burden to bifurcate the amortized delivery and return delivery separate from installation and dismantlement services. As a result, these items pertaining to our modular building leases are provided together below.

	Year Ended December 31,
	2012	2011	2010

Revenues:
Amortized Delivery and Installation	$12,703	$12,684	$12,664
Amortized Return Delivery and Dismantle	7,280	7,409	6,301
Other Services	5,792	3,970	3,982

Costs:
Amortized Delivery and Installation	9,477	9,740	9,773
Amortized Return Delivery and Dismantle	5,450	5,584	4,845
Other Services	4,565	3,511	2,539

Other Services includes services where the revenues and costs are recognized in the period the service is performed and are not amortized over the term of the lease. Other Services includes portable storage container delivery and return delivery services, modular building add on services provided during the lease (such as building site relocations) and additional modular building damage billings that occur at the end of the lease.

2.	Please explain to us why you separately present “Rental Related Services” separately on the face of your Consolidated Statement of Income, if you believe these services are an integral component of your leases.

Company’s Response:

We separately disclose revenues and costs related to delivery and installation, return delivery and dismantlement and other services on our Consolidated Statements of Income to provide additional disclosure regarding the material components of our rental operations. We believe separately presenting services revenues and costs enables management, investors and other financial statement users to better analyze the various drivers of each business segment’s financial performance. These drivers include the pricing of recurring rental revenues, referred to as “rental rate”, the total return (“yield”) of rental revenues compared to the original cost of rental equipment and the revenues and costs of rental related services. While the accounting method for delivery and return delivery services for our modular buildings is different from our other rental divisions, separately presenting these revenues and costs as “Rental Related Services” is useful information

Securities and Exchange Commission

December 4, 2013

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and allows for comparability across all of our rental businesses. We believe the additional disclosure facilitates and enhances management’s evaluation of the performance of the Company’s operations as well as management’s discussion and analysis of financial condition, trends and results of operations in the Form 10K.

Staff’s Comment:

3.	Please confirm whether or not your lease agreements continue to allow for the customer to opt for the return delivery and dismantle to be built into the rental rate and billed over the lease term. To the extent this option continues to exist, please clarify whether or not your billings separately break out the components of the rental rate charged.

Company’s Response:

Modular building lease agreements continue to allow for the customer to opt for the return delivery and dismantle, as well as the delivery and installation, to be built into the rental rate and billed each month over the lease term. The customer billings for these items are not broken out separately on the customer invoice as components of the rental rate charged.

*    *    *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, that comments of the Staff or changes in disclosures in response to comments of the Staff do not foreclose the Commission from taking any action with respect to the Form 10-K, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding the above-referenced filing, please feel free to contact the undersigned at (925) 453-3106, David Whitney, our corporate controller at (925) 453-3196, or our counsel, Jaclyn Liu of Morrison & Foerster LLP at (415) 268-6722. Thank you for your assistance.

Very truly yours,

/s/ Keith E. Pratt
Keith E. Pratt
Senior Vice President and Chief Financial Officer

cc:	W. John Cash

Division of Corporation Finance

United States Securities and Exchange Commission

Securities and Exchange Commission

December 4, 2013

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Jaclyn Liu, Esq.

Morrison & Foerster LLP

Mike Rebholtz

Grant Thornton LLP